10027272

ï MMISSION
9

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCARBOROUGH SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BRIDGE STREET, SUITE 70
(No. and Street)

IRVINGTON	NEW YORK	10533
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENIS CARDONE (914) 591-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE, FLR 3	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section
FEB 25 2010
Washington, DC
105

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENIS A. CARDONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCARBOROUGH SECURITIES CORPORATION, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Keith A. Cox
Notary Public State Of New York
Resident In & For Putnam County
Registration# 01CO6058393
Commission Expires 5-9-11

Notary Public

Signature

Chairman

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCARBOROUGH SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year ended December 31, 2009

SCARBOROUGH SECURITIES CORPORATION
Irvington, New York

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year ended December 31, 2009

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Scarborough Securities Corporation
Irvington, New York

We have audited the accompanying statement of financial condition of Scarborough Securities Corporation as of December 31, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scarborough Securities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

February 23, 2010
New York, New York

SCARBOROUGH SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS		
Cash	$	11,706
Commitments and contingencies (Notes 2, 3 and 4)		
SHAREHOLDER'S EQUITY		
Common stock, no par value; 200 shares authorized; 100 shares issued and outstanding; stated at $10 per share	$	1,000
Additional paid-in capital		36,200
Related party receivable		(728,140)
Retained earnings		702,646
Shareholder's equity	$	11,706

See accompanying notes to financial statements
and report of independent auditors.

SCARBOROUGH SECURITIES CORPORATION
STATEMENT OF OPERATIONS
Year ended December 31, 2009

Revenue		
Commissions	$	844,524
Interest Income		29
		844,552
Expenses		
Commissions		759,580
Fees and assessments		14,228
Professional fees		11,500
Franchise tax		25
		785,333
Net income	$	59,220

See accompanying notes to financial statements
and report of independent auditors.

SCARBOROUGH SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Related Party Receivable	Retained Earnings	Total
Balance, January 1, 2009	$ 1,000	$ 36,200	$ (669,577)	$ 643,427	$ 11,050
Related party receivable	-	-	(58,563)	-	(58,563)
Net income, year ended December 31, 2009	-	-	-	59,220	59,220
Balance, December 31, 2009	$ 1,000	$ 36,200	$ (728,140)	$ 702,646	$ 11,706

See accompanying notes to financial statements
and report of independent auditors.

SCARBOROUGH SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
Year ended December 31, 2009

INCREASE (DECREASE) IN CASH		
Cash flows from operating activities		
Net income	$	59,220
Cash flows from financing activities		
Related party receivable		(58,563)
Net change in cash		657
Cash, beginning of year		11,050
Cash, end of year	$	11,706

See accompanying notes to financial statements
and report of independent auditors.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

Scarborough Securities Corporation (the "Company") was incorporated under the laws of the State of New York on June 10, 1997, and commenced operations on February 4, 1998. During 1998, the Company registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company concentrates its business activities as a broker of variable life insurance policies and annuity contracts. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA"), carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Income taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be taxed as an S corporation for federal income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. A similar election has also been made for New York State purposes.

The Company has elected the cash basis of accounting for Federal and New York State income tax purposes.

The income tax returns of the Company are subject to examination by federal, state and city taxing authorities. Such examinations could result in adjustments to net income or loss, which changes could affect the income tax liability of its shareholder. The Company's tax returns are open to examination for the three years ended 2008.

Revenue recognition

Revenue, which consists principally of commissions on variable life insurance policies and annuity contracts, is recognized when earned and no longer subject to renegotiation or refund.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

- Continued -

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

The adoption of recently effective accounting standards did not have a material effect on the Company's financial statements nor does the Company believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company's financial position or results of operations when adopted.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2009, the Company had net capital of $11,706, which was $6,706 in excess of its required minimum net capital of $5,000.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Scarborough Alliance Corporation ("Alliance"), an entity that is wholly owned by the Company's sole shareholder, in which Alliance acts as the sales agent of variable life insurance policies and annuity contracts on behalf of the Company. Alliance is the insurance agency licensed by the various states in which the Company conducts business and, as required by state insurance law, is responsible for the billing and collection of the commission revenue earned by the Company. The Company pays Alliance a commission for its services.

The Company also occupies office space and utilizes personnel and services provided by Alliance as part of its commission agreement with Alliance as described above. The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

The total related party receivable related to this agreement was $728,140 as of December 31, 2009. The related party receivable is non-interest bearing with no set repayment terms. Therefore, the related party receivable is classified as a contra equity account on the statement of financial condition.

- Continued -

NOTE 4 - INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2010, the date on which these financial statements were issued.

SUPPLEMENTARY INFORMATION

SCARBOROUGH SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS
REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISION
December 31, 2009

NET CAPITAL

Total shareholder's equity	$ 11,706
Net capital	$ 11,706
Minimum net capital required	$ 5,000
Excess net capital	$ 6,706
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 5,706

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	$ -

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report on Form X-17A-5.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule.

All other disclosures required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Board of Directors and Shareholder
Scarborough Securities Corporation
Irvington, New York

In planning and performing our audit of the financial statements of Scarborough Securities Corporation (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

- Continued -

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

February 23, 2010
New York, New York

Crowe Horwath.
Crowe Horwath LLP
Independent Member Crowe Horwath International

488 Madison Avenue, Floor 3
New York, New York 10022-5722
Main: 212.572.5500
Fax: 212.572.5572
www.crowehorwath.com

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

Board of directors and Shareholder
Scarborough Securities Corporation
Irvington, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 through December 31, 2009, which were agreed to by Scarborough Securities Corporation ("the Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist the Company and the other specified parties in evaluating the Company's application of the instructions to Form SIPC-7T. The Company's management is responsible for its Form SIPC-7T. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the total revenues reported in the audited financial statements included on the Company's Form X-17A-5 for the year ended December 31, 2009, less total revenues reported on the Company's FOCUS reports for the period from January 1, 2009 through March 31, 2009, with the amounts reported on Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting a difference of $1;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no adjustments were made; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules noting no mathematical errors.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's Form SIPC-7T or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 23, 2010